YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, KS 66211

January 19, 2017

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson
John Stickel

Re:	YRC Worldwide Inc.
Registration Statement on Form S-3
SEC File No. 333-215142

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, YRC Worldwide Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-215142) (the “Registration Statement”), to 5:00 p.m. Eastern Time, on Monday, January 23, 2017 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

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Securities and Exchange Commission

January 19, 2017

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

YRC WORLDWIDE INC.

By:	/s/ James A. Fry
Name:	James A. Fry
Title:	Vice President, General Counsel & Secretary

cc:	Dennis M. Myers, P.C.
Kirkland & Ellis LLP